SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Medigus Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00
(Title of Class of Securities)

58471G300**
(CUSIP Number)

May 20, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** 58471G300 is the CUSIP number for the American Depository Shares ("ADSs") traded on the NASDAQ Stock Market, each of which is the equivalent of 20 Ordinary Shares. The ISIN number for the Ordinary Shares is US58471G3002.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58471G300	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

290,773 ADSs (equivalent of 5,815,460 Ordinary Shares)

1,688,526 ADSs (equivalent of 33,770,520 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

96,945 ADSs (equivalent of 1,938,900 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

290,773 ADSs (equivalent of 5,815,460 Ordinary Shares)

1,688,526 ADSs (equivalent of 33,770,520 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

96,945 ADSs (equivalent of 1,938,900 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,773 ADSs (equivalent of 5,815,460 Ordinary Shares)

1,688,526 ADSs (equivalent of 33,770,520 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

96,945 ADSs (equivalent of 1,938,900 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON CO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

65,979 ADSs (equivalent of 1,319,580 Ordinary Shares)

383,140 ADSs (equivalent of 7,662,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

1,151 ADSs (equivalent of 23,020 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

65,979 ADSs (equivalent of 1,319,580 Ordinary Shares)

383,140 ADSs (equivalent of 7,662,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

1,151 ADSs (equivalent of 23,020 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,979 ADSs (equivalent of 1,319,580 Ordinary Shares)

383,140 ADSs (equivalent of 7,662,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

1,151 ADSs (equivalent of 23,020 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.66% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 118,248 ADSs (equivalent of 2,364,960 Ordinary Shares) 686,667 ADSs (equivalent of 13,733,340 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 118,248 ADSs (equivalent of 2,364,960 Ordinary Shares) 686,667 ADSs (equivalent of 13,733,340 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,248 ADSs (equivalent of 2,364,960 Ordinary Shares)

686,667 ADSs (equivalent of 13,733,340 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000 ADSs (equivalent of 9,500,000 Ordinary Shares)

2,758,333 ADSs (equivalent of 55,166,660 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

147,840 ADSs (equivalent of 2,956,800 Ordinary Shares) issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker (other than pre-funded warrants, which have a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 58471G300	13G	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Medigus Ltd. (the "Company").
Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Building 7A, Omer Industrial Park, POB 3030 Omer L3 8496500 Israel.
Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Ordinary Shares (as defined in Item 2(d) below) of the Company:

Empery Funds

(i) Empery Asset Master, Ltd., to which the Investment Manager (as defined below) serves as investment manager, with respect to the Ordinary Shares held by, and underlying the Reported Warrants (as defined below) held by, it (the "EAM Fund").

(ii) Empery Tax Efficient, LP, to which the Investment Manager serves as investment manager, with respect to the Ordinary Shares held by, and underlying the Reported Warrants held by, it (the "ETE Fund").

(iii) Empery Tax Efficient III, LP, to which the Investment Manager serves as investment manager, with respect to the Ordinary Shares held by, and underlying the Reported Warrants held by, it (the "ETE III Fund").

Investment Manager

(iv) Empery Asset Management, LP (the "Investment Manager"), with respect to the ADSs held by, and underlying the Reported Warrants (as defined below) held by, the EAM Fund, the ETE Fund, the ETE III Fund and the other funds to which the Investment Manager serves as investment manager (the "Empery Funds").

Reporting Individuals

(v) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the ADSs held by, and underlying the Reported Warrants held by, the Empery Funds.

(vi) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the ADSs held by, and underlying the Reported Warrants held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

CUSIP No. 58471G300	13G	Page 9 of 13 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:
1 Rockefeller Plaza, Suite 1205 New York, New York 10020

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value NIS 1.00 (the "Ordinary Shares")
Item 2(e).	CUSIP NUMBER:

58471G300

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 58471G300	13G	Page 10 of 13 Pages

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 96,038,758 Ordinary Shares issued and outstanding as of May 19, 2020, as represented on the Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on May 21, 2020 and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares (other than the Pre-Funded Warrants, which cannot be exercised to the extent the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding Ordinary Shares) (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the Blockers.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all Ordinary Shares held by, and underlying the Reported Warrants (subject to the Blockers) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Ordinary Shares held by, and underlying the Reported Warrants (subject to the Blockers) held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
See Item 2(a) above.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

CUSIP No. 58471G300	13G	Page 11 of 13 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58471G300	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 27, 2020

EMPERY ASSET MASTER, LTD
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT III, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe

CUSIP No. 58471G300	13G	Page 13 of 13 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: May 27, 2020

EMPERY ASSET MASTER, LTD.
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT III, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe